Exhibit 11.0

COMPUTATION OF PER SHARE EARNINGS

	Six Months Ended June 30,		Three Months Ended June 30,
	2003	2002	2003	2002
Net Income	$1,149,158	$954,872	$545,375	$422,214

Average Shares Outstanding	1,805,671	1,735,503	1,808,724	1,751,939

Basic Earnings Per Share	$.64	$.55	$.31	$.24

Net Income	$1,149,158	$954,872	$545,375	$422,214

Average Shares Outstanding	1,805,671	1,735,503	1,808,724	1,751,939
Net Effect of Dilutive Stock Options	89,539	95,923	90,264	89,887

Adjusted Shares Outstanding	1,895,210	1,831,426	1,898,988	1,841,826

Diluted Earnings Per Share	$.61	$.52	$.29	$.23

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